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                                Exhibit 99.(a)-12



                             Letter to Shareholders



                                 October 7, 1998




To Our Shareholders:

Nitches, Inc. is extending the expiration date of its recent tender offer for its shares until 5:00 p.m., Eastern Daylight Time, Wednesday, October 21, 1998. The Offer to Purchase up to 1,000,000 shares of outstanding common stock for a cash price $4.00 per share was to expire at 5:00 p.m. Eastern Daylight Time, October 7, 1998. The extension is to provide investors an opportunity to review revisions to the Company's Offer to Purchase which is enclosed for your review. All other terms and conditions to the tender offer remain unchanged.

The Offer to Purchase has been revised to reflect that as a result of the year end audit, the Company has determined that the merger of its wholly-owned subsidiary, Body Drama, Inc., into the Company as of August 31, 1998 resulted in the elimination of the deferred tax liability for financial reporting purposes only. Accordingly, a $972,000 deferred tax liability has been eliminated from the Company's pro forma balance sheet for the period ended May 31, 1998, resulting in pro forma shareholders equity of $7,165,000 and a pro forma book value of $7.08 per share as of May 31, 1998 after giving effect to the Offer. Similarly, the pro forma statement of operations data has been revised to include an extraordinary tax benefit of $972,000, which results in pro forma net income of $480,000 or $.38 per share for the period ended May 31, 1998.

The tender offer had previously been extended to October 7, 1998 to provide our shareholders an opportunity to review other changes to the Offer to Purchase, including revisions that resulted from the Company's new Discount Factoring Agreement and related documents with Congress Talcott Corporation (Western).

The Offer to Purchase is part of Amendment No. 3 to the Company's Schedule 13E-4 that was filed electronically with the SEC. Copies of the complete filing can be obtained through the EDGAR database maintained on the Internet by the SEC. The address of the web site is http://www.sec.gov. Additional information may be obtained from the information agent for the offer, D.F. King & Co., Inc. at
(800) 347-4750.

Sincerely,



Steven P. Wyandt
President